FOR THE YEAR ENDED DECEMBER 31, 2012

AS AT MARCH 26, 2013

TABLE OF CONTENTS

TABLE OF CONTENTS	1	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		54
INTRODUCTORY NOTES	2
Forward-Looking Statements	2	TRANSFER AGENT AND REGISTRAR		55
Documents Incorporated by Reference	3	MATERIAL CONTRACTS		55
Currency and Metric Equivalents	4	INTERESTS OF EXPERTS		56
Resource Category (Classifications) Used in this AIF	5	ADDITIONAL INFORMATION		57
		AUDIT AND RISK COMMITTEE		57
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	7	Composition of Audit and Risk Committee		57
		Relevant Education and Experience		58
		Code of Ethics		58
		Principal Accountant Fees and Services		59
		Pre-Approval Policies and Procedures		59
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	8	FIGURES
		FIGURE 1:	LOCATION OF THE TASEKO’S PROPERTIES	11
Gibraltar Mine	8
New Prosperity	8
Aley Project	9
Corporate	10	TABLES
DESCRIPTION OF BUSINESS	11	Table 1:	Mineral Tenures – Gibraltar Mine	14
Gibraltar Mine	13	Table 2:	Gibraltar Mine Mineral Reserves at 0.20% Copper Cut-off	19
New Prosperity Project	22
Aley Project	28	Table 3:	Gibraltar Mine Mineral Resources at 0.20% Copper Cut-off	20
Harmony Project	31
RISK FACTORS	33	Table 4:	Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off	20
DIVIDENDS	39
DESCRIPTION OF CAPITAL STRUCTURE	39	Table 5:	Gibraltar Production (100% basis)	22
Share Capital	39	Table 6:	New Prosperity Mineral Reserves at CDN$5.50 NSR/t Pit-Rim Cut-off	26
Senior Notes	40
Ratings	40	Table 7:	New Prosperity Mineral Resources at 0.14% Copper Cut-off – September 2009	26
MARKET FOR SECURITIES	41
DIRECTORS AND OFFICERS	41
Committees of the Board of Directors	43	Table 8:	Aley Mineral Resources as at March 1, 2012	31
Principal Occupations and Other Information	43

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	53	APPENDIX A

Potential Conflicts of Interest	54	Audit and Risk Committee Charter
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54

INTRODUCTORY NOTES

Forward-Looking Statements

This Annual Information Form (“AIF”), including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  delays or inability to successfully complete the environmental assessment review process at the New Prosperity project;

  the potential for increase in the cash cost of production;

  lack of mineral reserves at the Harmony Project and Aley Project;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  fluctuation of metal prices and currency rates;

  uncertain project realization values;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws; and

  inability to attract and retain key personnel.

Such information is included, among other places, in the AIF under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended December 31, 2012.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

  the Company will obtain all required governmental and regulatory approval for the New Prosperity Project;

  the Company will have sufficient working capital and be able to secure additional funding necessary for the development of its projects;

  the Gibraltar mine will not experience any significant production disruptions that would materially affect revenues;

  the price of gold, copper and other metals will not decline significantly nor for a protracted period of time;

  capital costs of the GDP-3 expansion project and the timing of its commissioning and tie in will not materially change over time;

  key personnel will continue their employment with the Company.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Annual Information Form. See “Risk Factors” for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in the Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the Annual Information Form to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements and Management’s Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the year ended December 31, 2012 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with International Financial Reporting Standards (“IFRS”) using Canadian dollars.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

NYSE MKT	The NYSE MKT, formerly known as the NYSE Amex, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

BQ

A letter name specifying the dimensions of bits, core barrels, and drill rods in the B-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 59.9mm.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit

Carbonatites deposits are igneous rocks largely consisting of the carbonate minerals, calcite and dolomite which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby after crushing and grinding ore, froth created in a slurry by a variety of reagents, causes some finely crushed minerals to float to the surface where they are skimmed off.

HQ	A letter name specifying the dimensions of bits, core barrels, and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro-conductivity. IP detects both chargeable, pyrite- bearing rock and non-conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; Nb – niobium.

NQ

A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, being one of the two stock exchanges (together with the NYSE MKT) on which the Common Shares are listed.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards, unless expressly stated to so qualify.

In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, Investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this AIF is economically or legally mineable.

In addition, disclosure of “contained ounces” in respect of resources that do not qualify as reserves is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces and requires other mineralized material to be reported as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia. This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our operational head office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The Company has one active material wholly-owned subsidiary, Gibraltar Mines Ltd. and a second active but not yet material subsidiary, Aley Corporation. On March 31, 2010, we established an unincorporated joint venture with Cariboo Copper Corp. (“Cariboo”) over the Gibraltar mine, whereby Cariboo acquired a 25% interest in the Gibraltar mine and we retained a 75% interest.

GENERAL DEVELOPMENT OF THE BUSINESS

Gibraltar Mine

Our principal business activity is operating and expanding the capacity of the Gibraltar copper and molybdenum mine, which constitutes the majority of our assets and activity. We have expanded the ore concentrator, mining fleet capacity and made other production improvements at the Gibraltar mine. Construction of the Phase 1 concentrator expansion was completed in February 2008. The majority of the construction schedule of a Phase 2 expansion program, designed to increase concentrator throughput from 46,000 tons per day (tpd) to 55,000 tpd, was completed in 2010, as well as installation of the in-pit crusher and conveyor. The semi-autogenous grinding (“SAG”) mill direct feed system was completed in May 2011 which eliminated the secondary crushers and fine ore delivery system bottleneck. The tie-in has allowed Gibraltar to move towards optimum mill throughput. We continued the expansion with Gibraltar Development Plan 3 (GDP3). GDP3 included the construction of a new 30,000 tpd concentrator to complement the existing 55,000 tpd facility as well as a new molybdenum recovery facility. Construction started on the new concentrator in 2011 and continued through 2012, with commissioning activities beginning in the fourth quarter of 2012. Commissioning and ramp up of the GDP3 related facilities are expected to be completed mid-2013.

New Prosperity

Over the past four years, we also continued to advance the New Prosperity project through the Provincial and Federal environmental assessment processes. On January 14, 2010, the Company received the environmental assessment certificate from the British Columbia Provincial Ministry of Environment. On November 2, 2010, we were advised that the Federal Government would not proceed with permitting on the New Prosperity project as proposed. We revised our plans for the project and developed a new design proposal which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan addresses the concerns identified during the Federal review process and in February 2011, we submitted a new project description to the Federal Government. The Federal Government accepted the project description for New Prosperity during the third quarter 2011.

On November 7, 2011, the Company was advised that a ‘Notice of Commencement’ had been posted by the Canadian Environmental Assessment Agency (“CEAA”) related to the New Prosperity project. The Notice of Commencement confirmed that the project description had met all criteria required for an environmental assessment and that a panel review would be conducted by the Federal Review Agency. The Minister of the Environment indicated that CEAA will complete this review in not more than 12 months and that CEAA would use information gathered in the previous environmental assessment.

The environmental assessment announced by CEAA remains in process. The public comment period on the draft terms of reference and environmental impact statement guidelines commenced on January 23, 2012 and was completed on February 22, 2012. On March 16, 2012, the environmental impact statement guidelines were finalized by the Minister of the Environment and issued to Taseko. The terms of reference for the review panel were finalized by the Minister of the Environment and issued on May 9, 2012.

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the Federal environmental assessment of the project and, following a review period, the panel responded with a list of information requests that they considered necessary prior to proceeding to public hearings. The Company submitted responses to these requests on February 28, 2013. The next stage in the Federal environmental assessment process will be public hearings. This will be followed by the panel’s preparation and submission of a report to the Federal Minister of the Environment.

Aley Project

In 2010, we completed a successful exploration program at the Aley niobium project. The program consisted of geological mapping and diamond drilling in 23 holes, intersecting niobium mineralization across an area measuring 900 metres east-west and 350 metres north-south. Mineralized intercepts range up to 200 metres in length and were continuous and close to the surface.

We announced a mineral resource estimate for the Aley project in September 2011. The Inferred Resource estimate was based on assay results from the central zone obtained through to July 31, 2011 and totaled 159 million tonnes grading 0.43% Nb2O5 using a base case cut-off of 0.2% Nb2O5.

The 2011 exploration program included a total of 17,100 metres of additional drilling in 70 holes in the central zone. This drilling was targeted to provide sufficient infill drill density to achieve a Measured and Indicated Resource and to investigate those areas in which the resource is open to expansion.

We announced an updated mineral resource estimate for the Aley project on March 28, 2012. The mineral resource estimate was based on assay results from the central zone obtained through to March 1, 2012 and totaled 286 million tonnes with an average grade of 0.37% Nb2O5 at a 0.2% Nb2O5 cutoff plus an additional 144 million tonnes of Inferred Resources with an average grade of 0.32% Nb2O5.

Condemnation and geotechnical drilling totaling 2,493 metres was completed in 2012. In addition, 10 km of access road right of way was cleared and 5 km of road was established. Metallurgical, process, and construction engineering requirements are scheduled to be concluded in the first half of 2013. The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve.

In May 2012, an agreement was reached with the Tsay Keh Dene first nation group to support the exploration program and environmental studies for the development of the Aley project. The agreement, which is extensive in nature, includes provisions for; employment and training opportunities for Tsay Keh Dene members, contracting and business opportunities for Tsay Keh Dene businesses, participation and capacity funding, environmental protection through cooperative design and implementation of environmental management and monitoring programs, and a framework and commitment to develop a Comprehensive Cooperation and Benefit Agreement for the eventual development and operation of a mine.

Corporate

Consistent with the Company's strategy to manage its operating margins effectively in volatile copper markets, we have entered into producer put options for a portion of our targeted copper production during 2013. Currently we have approximately 50% of our estimated share of 2013 Gibraltar production (approximately 59.6 million pounds), hedged at US$3.00 per pound for the first half of 2013 and US $2.75 per pound, for the second half of 2013. The put options were purchased at a premium of US $0.18 per pound for the first half of 2013 and US$0.17 per pound for the second half of 2013.

The Gibraltar mine became an unincorporated (or ‘contractual’) joint venture between the Company and Cariboo Copper Corp. (“Cariboo”) on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture certain assets and obligations pertaining to the Gibraltar mine with a deemed net fair value of $747 million as of March 31, 2010, and Cariboo paid the Company US$187 million to obtain its 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine under the Joint Venture Operating Agreement which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

Aside from the above, the Company has not made any significant acquisitions or dispositions since January 2006.

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75%.

DESCRIPTION OF BUSINESS

Taseko is a mining company that seeks to acquire, develop, and operate large tonnage mineral deposits which, under conservative metals forward price assumptions, are potentially capable of supporting a mine for 10 years or longer.

Our business is focused on enhancing the production of copper and molybdenum from the Gibraltar mine and on permitting the New Prosperity gold and copper project (“New Prosperity”). A feasibility study has been completed for the New Prosperity project, demonstrating mineral reserves as defined under Canadian Securities regulations under NI 43-101. As no permits are in place, the New Prosperity project does not have reserves under US SEC Guide 7 Standards. Both the Gibraltar mine and the New Prosperity project are located in central British Columbia, Canada.

We have two additional properties located in British Columbia: Aley, an exploration niobium project, and Harmony, an exploration stage gold property. Aside from the joint venture established with Cariboo, Taseko and its subsidiaries currently own all of their projects outright.

The map below highlights the location of the Company’s four properties in British Columbia, Canada:

Figure 1: Location of the Taseko’s Properties

Principal Products and Competitive Conditions

Taseko believes that there will continue to be demand for copper, molybdenum, gold, and niobium for the foreseeable future, and that there will be a need to replace depleted reserves from existing mines. Copper markets in 2012 continued to benefit from improved global economic sentiment. LME inventories climbed through the fourth quarter of 2012, but remained well below the high levels experienced in 2010, as demand fell slightly behind supply during the period. Several previously announced new copper projects were shelved in late 2012 due to a multiplicity of issues including capital cost escalations, regulatory impediments, power and water availability and commodity fundamentals among other items, all of which heighten the probability of deficit conditions in the copper market in the coming years.

Molybdenum prices dropped significantly in 2012 as a growth slowdown in China and weak growth in the US and Japan impacted molybdenum demand. The slowdown in demand combined with molybdenum production increases in China created a surplus in the global molybdenum market. Gold continues to benefit from price supportive macroeconomic factors (quantitative easing, sovereign debt concerns and current account deficits) as well as an expected decrease in global mine supply in years to come. The demand for niobium is supported by overall growth in the global steel industry and specifically from the increasing use of high strength low alloy steels.

Environmental Protection Requirements

Taseko’s mining, exploration and development activities are subject to various levels of Federal and Provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The total liability for reclamation and closure cost obligations as calculated for financial disclosure purposes, at December 31, 2012 was $106.5 million.

Environmental and Sustainability Policy

Taseko is committed to continual improvement towards the protection of human health and the stewardship of the natural environment. Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

  Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

  Comply with relevant environmental legislation, regulations and corporate requirements;

  Integrate environmental policies, programs and practices into all activities;

  Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

  Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

  Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

  Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

Employees

As at December 31, 2012 the corporation had the following employees and contractors:

Location	Full time salaried	Hourly (non-union)	Hourly (Union)	Contractors
Vancouver	25	2	-	1
Williams Lake	8	-	-	-
Gibraltar	140	-	472	12
Total	173	2	472	13

Occupational Health and Safety Policy

It is the policy of Taseko to provide and maintain safe and healthy working conditions, and to establish operating practices which safeguard employees and physical assets.

To achieve this goal, the Company commits to:

  Meeting or exceeding all industry standards and legislative requirements;

  Developing and enforcing safe work rules and procedures;

  Providing employees with the information and training necessary for them to perform their work safely and efficiently;

  Acquiring and maintaining materials, equipment and facilities so as to promote good health and safety; and

  Encouraging employees at all levels to take a leadership role in incident prevention by reporting and/or correcting unsafe situations.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The Gibraltar mine site covers approximately 113 square kilometres, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 kilometres by road north of the City of Williams Lake in south-central British Columbia, Canada. The Gibraltar mine property consists of 260 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	230	16,933.68
Leases	30	1,889.68
Total	260	18,823.36

There are 30 mining leases at the Gibraltar mine which are valid until at least July 26, 2023 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are two hundred and thirty claims included in the Gibraltar property tenure package. Twenty-two of these claims are due to expire in July 2013, ten are due in October 2013, and two are due in June 2014 with the rest of the claims due to expire in December 2015 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar mine (L3728) on which the plant site is located and annual taxes are paid. In addition the Gibraltar mine holds four other land parcels: DL9170, DL9483, DL 9497 and DL588.

The Gibraltar mine has operated for most of the active life of the mine from four open pits. Waste dumps have been developed in various areas adjacent to the open pits and tailings have been deposited in an impoundment area, located about three kilometres north of the mill.

A concentrator expansion completed in 2008 included commissioning of a new 34’ diameter SAG mill, conversion of the rod and ball mill circuit to ball mill grinding only, and replacement of rougher and cleaner flotation cells with large high volume current technology flotation cells. The cleaner and regrind circuit capital projects were completed and expected copper recovery improvements were realized by the end of 2009.

With the completion of the in-pit crusher and conveyor, tailings handling systems, concentrate filter/dryer circuit upgrade in 2010 and the SAG direct feed system in May 2011, the rated capacity of the operation increased from 36,000 tpd to 55,000 tpd.

Capacity expansion continued with GDP3, which included the construction of a new 30,000 tpd concentrator to complement the existing 55,000 tpd facility as well as a new molybdenum recovery facility. Construction started on the new concentrator in 2011 and continued through 2012, with commissioning activities beginning in 2012. Commissioning and ramp up of the related facilities is expected to be completed in mid-2013.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gibraltar mine mineral claims cover an area of gentle topography; local relief is in the order of 200 metres. The plant site is located at an elevation of approximately 1,100 metres above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. The Gibraltar mine operates year round.

Access to the Gibraltar mine from Williams Lake, British Columbia is via Highway 97 to McLeese Lake, and then a paved road provides access to the Gibraltar mine site, a total road distance of 65 kilometres.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean terminal Vancouver Wharves, located in North Vancouver, BC. A rail siding and storage shed for the shipment of concentrate is located 26 kilometres from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Avista Energy and Terasen Gas. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar mine. The Gibraltar mine had approximately 612 active personnel at the end of December 2012.

Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar mine property. The Company owns and operates the concentrate rail load-out facility on the CN rail line at Macalister.

Gibraltar Mine History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (Canex), at that time a wholly-owned subsidiary of Placer Development (Placer), and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971 Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar mine began in October 1970. The concentrator commenced production on March 8, 1972 and was fully operational by March 31, 1972. Mining and milling operations were suspended on December 1, 1993 due to low copper prices and recommenced in September 1994 following the increase in copper prices. A cathode copper plant design with an annual capacity of 4,535 tonnes (10 million lb.) of market-ready copper metal began operation in October 1986. Up to the 1998 shutdown, as discussed below, 38,430 tonnes (84.7 million lb.) of electro won copper had been produced from this facility.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operation at Gibraltar mine at the end of 1998.

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations estimated at that time at about $33 million. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden and subsequently acquired by NVI Mining Ltd (“NVI”). Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.9 million and Taseko guaranteed Gibraltar’s obligations to Boliden. On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17.0 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 common shares to NVI and made a cash payment of $3.6 million in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI and accordingly the debenture has been discharged.

From 1999 to 2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing.

On October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off, and 16.5 million tons of oxide reserves grading 0.148% copper at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan and mining operations recommenced that year. Copper cathode production at the SX/EW plant recommenced in January 2006.

The Gibraltar mine became an unincorporated joint venture between Taseko and Cariboo on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loans, capital lease obligations and the site closure and reclamation obligation.

Red Mile Royalty Sale Agreements

On September 29, 2004, Gibraltar and 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, entered into certain related agreements. Pursuant to a Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67.4 million (the “Purchase Price”). Annual royalties payable by Gibraltar to Red Mile range from $0.01 per pound to $0.14 per pound of copper produced during the period from the Commencement of Commercial Production (as defined in the Royalty Agreement) to the later of (a) December 31, 2014, and (b) the date that is five years after the end of commercial production from the mine.

Pursuant to a Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement. Pursuant to a Pledge, Priorities and Direction Agreement, Gibraltar is entitled to have released to it funds held under the promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations.

Pursuant to a Call Option Agreement among, inter alia, 688888 and Red Miles Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring (“call”) from Red Mile the Royalty Interest or from RMRF all of the limited partnership units (“LP Units”) of Red Mile held by RMRF. Pursuant to the Royalty Agreement, RMRF has the right to require Gibraltar to purchase (“put”) all of Red Mile’s LP Units owned by RMRF.

Pursuant to the Royalty Agreement, Gibraltar has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile LP Units. The NPI is applicable for the years 2011 to 2014 and varies depending on the average price of copper for any year during that period. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures and, as at December 31, 2012, this threshold has not yet been met.

Property Geology

The Gibraltar mine generally consists of six separate mineralized zones. Five of these –Pollyanna, Granite, Connector, Gibraltar, and Gibraltar Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A sixth copper mineralized body, the Sawmill zone, lies about six kilometres to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of the Pollyanna, Granite and Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. The Gibraltar Extension deposit is contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration and Drilling

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar pit. A total of 28,129 feet (8,574 metres) was drilled in 34 drill holes in 2010 averaging 827 feet (252 metres) in length. The holes encountered 79 intercepts at a 0.2% TCu cutoff ranging in length from 20 to 260 feet and grading from 0.2% to 1.2% TCu. Additionally, a hole drilled on the south edge of Gibraltar pit encountered, as anticipated, significant ≥ 0.20 % copper mineralization.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. 5 holes totaling 12,229 feet (3,727 metres) were drilled. A deep zone of anomalous copper ± molybdenum mineralization encountered in drillhole 2011-003 extends from approximately 2600 to 3700 feet and consists of intermittent intercepts grading up to 1.3% TCu and 0.4% Mo. Further examination of the results is required to assess the potential for classification as reserve or resource.

Sampling and Analytical Procedures

Drill core was boxed at the drill site and transported by company truck to a secure logging, sampling and sample preparation facility at the Gibraltar mine. The drill core was mechanically split into two halves lengthwise. Half core was taken as an assay sample. The remaining half core and coarse reject after sample preparation at the analytical laboratories are stored at the Gibraltar mine. The remaining pulps after analysis are stored at a secure warehouse at Port Kells, BC.

The 2011 sample preparation was performed by Eco Tech Laboratory Stewart Group, Kamloops. The entire sample was dried, and jaw-crushed to 70% passing 10 mesh (<2 mm). A 500 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to Gibraltar mine after analysis for long term storage. The sample pulps are retained at the Port Kells warehouse of Taseko.

Taseko implemented a rigorous quality control quality assurance (QA/QC) program after taking over the Gibraltar mine. This QA/QC program was in addition to the procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Gibraltar Mine Reserves and Resources

The Gibraltar mine mineral reserves are based on the published reserves at March 31, 2011 and reduced for ore production from the Granite pit between March 31, 2011 and December 31, 2012.

The reserve estimates use long-term metal prices of US$2.25/lb for copper and US$14.00/lb for molybdenum and a foreign exchange of C$1=US$0.85.

The proven and probable reserves as of December 31, 2012 are tabulated in Table 2 below.

Table 2: Gibraltar Mine Mineral Reserves at 0.20% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	45.1 30.5	0.299 0.284	0.012 0.010
	Subtotal	75.6	0.293	0.011
Gibraltar	Proven Probable	143.6 71.6	0.276 0.267	0.008 0.010
	Subtotal	215.2	0.273	0.009
Granite	Proven Probable	187.1 30.8	0.321 0.325	0.010 0.005
	Subtotal	217.9	0.321	0.009
Gibraltar Extension	Proven Probable	72.6 31.1	0.356 0.301	0.002 0.002
	Subtotal	103.7	0.340	0.002
Pollyanna	Proven Probable	106.6 51.2	0.291 0.279	0.009 0.010
	Subtotal	157.8	0.287	0.009
Total		770.3	0.301	0.008

The table below uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. The mineral reserves stated above are contained within the mineral resources indicated in Table 3 below:

Table 3: Gibraltar Mine Mineral Resources at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	640.3	0.305	0.008
Indicated	278.7	0.290	0.008
Total	919.0	0.301	0.008

There are also oxide reserves, identified in: Connector, Gibraltar, Gibraltar Extension and Pollyanna pits as shown in below. These oxide reserves are in addition to the sulphide reserves stated in Table 2 and are contained within the resources stated in Table 3.

Table 4: Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)	ASCu (%)
Connector	Proven Probable	9.5 1.3	0.14 0.12
	Subtotal	10.8	0.14
Gibraltar	Proven Probable	1.6 0.6	0.14 0.14
	Subtotal	2.3	0.14
Gibraltar Extension	Proven Probable	0.1 0.1	0.12 0.13
	Subtotal	0.2	0.12
Pollyanna	Proven Probable	0.4 0.0	0.12 0.10
	Subtotal	0.4	0.11
Total		13.7	0.14

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar mine is planned to enable excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later processing in the concentrator. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar mine’s SX/EW plant.

A phased expansion of the mill has been underway since 2007. Phase 1 concentrator construction was completed in February 2008, followed by ramp up to the rated processing capacity of 46,000 tpd. The Phase 2 expansion program, designed to increase the concentrator throughput from 46,000 tpd to 55,000 tpd was completed in 2011.

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating cost and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG Direct Feed System was started in the fourth quarter of 2010 and completed mid-2011. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system allows larger mill feed more appropriate for autogenous grinding.

In 2012, the construction of GDP3 continued and commissioning commenced. GDP3 includes the construction of a new 30,000 tpd concentrator to complement the existing 55,000 tpd facility and the construction of a new molybdenum recovery facility, which will service both Gibraltar concentrators.

Construction of the related process facilities and infrastructure, as well as the construction of the molybdenum plant, are now substantially complete and commissioning of all new facilities is well underway. Commissioning of the plant electrical distribution systems, reclaim water system, tailings pumping system, grinding mills, primary crusher and associated ore stockpile and reclaim systems are all nearing completion. First feed was introduced into the new concentrator on February 21, 2013, and the facility is advancing quickly towards commercial production. Ramp up of the new concentrator to design capacity is expected to be completed in mid-2013.

Gibraltar’s copper concentrate has a nominal 28% copper grade and no significant deleterious elements. Gibraltar’s copper concentrate is currently sold at prices based on London Metal Exchange (“LME”) quotations under agreements with MRI Trading AG (“MRI”) of Switzerland and Cariboo, for the treatment and refining of copper concentrate from the Gibraltar mine. Under the terms of the MRI sales agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year. Although two-thirds of Gibraltar’s copper concentrate is currently sold to MRI, in the event that MRI is unable to purchase Gibraltar’s copper concentrate as provided in the MRI sales agreement, alternative markets exist.

On March 31, 2010, the Company entered into the JVFA with Cariboo. As part of the JVFA, the Company entered into an off-take agreement with Cariboo for the treatment and refining of certain copper concentrate from the Gibraltar mine.

Gibraltar copper cathode is nominally 99.9%+ pure copper, and is currently sold under an agreement with Trafigura AG of Switzerland, which includes provisions for 100% of the cathode production. Gibraltar also has an agreement with Derek Raphael to treat a minimum of 75% of its molybdenum concentrate.

The following table is a summary of the operating statistics for the year ended December 31, 2012. All mining during 2012 took place in the Granite pit.

Table 5: Gibraltar Production (100% basis)

Total tons mined (millions)[1]	66.2
Total tons milled (millions)	16.3
Stripping ratio	3.0
Copper grade (%)	0.314
Molybdenum grade (%Mo)	0.011
Copper recovery (%)	85.6
Molybdenum recovery (%)	36.0
Copper production (millions lb) [2]	89.7
Molybdenum production (thousands lb)	1,317

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.

For 2013, the Gibraltar mine is expected to operate close to its current production capacity of 55,000 tpd, increasing to 85,000 tpd once GDP3 is fully commissioned which is anticipated to occur in mid-2013.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

New Prosperity Project

Unless stated otherwise, information of a technical or scientific nature related to the New Prosperity project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report, on the 344 million tonne increase in mineral reserves at the New Prosperity Gold – Copper Project” dated December 17, 2009, prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is employed by the Company as Vice-President, Engineering.

Property Description and Location

The New Prosperity project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kilometres southwest of the City of Williams Lake, British Columbia. Twenty-three additional claims were acquired in August 2012 bringing the total tenure to one mineral lease (number 787863) and 60 mineral claims covering the mineral rights for approximately 147 square kilometres. The new claims are in good standing until August 2013, while the balance are in good standing until August 2018. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited. Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A. The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate New Prosperity, and securing marketing arrangements for the majority of the concentrate. Franco-Nevada may terminate this agreement on ten business days’ written notice to Taseko.

As this is a greenfield project, there are no existing environmental liabilities on the property and there has been no development at the site. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kilometres. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 kilometres east of the New Prosperity project, a natural gas transmission pipeline is situated 112 kilometres northeast, and ample water is available nearby for a mining operation.

The New Prosperity project is located on the Fraser Plateau in the Taseko Lakes region on the eastern side of the Chilcotin Mountain Range, which forms part of British Columbia’s Coast Mountain Range. The landscape is characterized by the low rounded summits of the Chilcotin Range and moderately sloping upland. The New Prosperity project is located within the Fish Creek and Fish Lake watershed in a broad valley with slopes of moderate relief. Elevations at the site range between 1,450 metres and 1,600 metres above sea level.

Local climatic conditions are moderated primarily by elevation, aspect, physiography, and the proximity of the area to the Chilcotin Mountains. The annual mean temperature at the New Prosperity project site is estimated to be 2ºC. The coldest months of December and January average -10ºC, and the warmest months of July and August average 13ºC.

New Prosperity Project History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totalling approximately 27,100 metres. This work helped define the New Prosperity project mineralization to a depth of 200 metres, and outlined a copper-gold mineralized zone approximately 850 metres in diameter.

In 1969, Taseko acquired the New Prosperity project and drilled 12 percussion holes totalling 1,265 metres and six diamond drill holes totalling 1,036 metres immediately to the south of the area previously explored, and Taseko discovered significant tonnage grading 0.25% to 0.30% copper.

In 1970, Nittetsu Mining Company optioned the New Prosperity project from Taseko Mines Limited and completed 236 metres of core drilling in 4 holes before returning the property to Taseko. In 1972, Taseko tested the property with two additional diamond drill holes totalling 156 metres. Quintana Minerals Corporation optioned the property from Taseko in 1973 and completed a 23-hole diamond drill program totalling 4,705 metres during 1973-74.

Bethlehem Copper Corp. optioned the New Prosperity project in 1979 and by 1981 had completed 3,225 metres of percussion drilling in 36 holes and 10,445 metres of diamond drilling in 37 holes. Following the corporate merger of Bethlehem Copper Corp. and Cominco Ltd., Cominco acquired the Bethlehem option agreement on the New Prosperity project. Cominco continued to drill the property, completing 1,620 metres of percussion drilling in 19 holes and 3,707 metres of diamond drilling in 29 holes over the period 1982 to 1989.

Cominco work programs also included 50 line kilometres of IP, magnetic and soil geochemical surveys. The IP survey outlined a 2 by 3 kilometre east-west trending zone of high chargeability. Also undertaken was a limited metallurgical testwork program which focused on achieving high copper recovery, with little emphasis on gold recovery, using a conventional copper flotation.

After a period of disagreement with Cominco which included a Court process, Taseko acquired 100% of the New Prosperity project free whatsoever of any royalties or third party interests in 1993 through settlement agreements.

Geological Setting

The New Prosperity project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 kilometres southwest of the New Prosperity project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the New Prosperity project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 kilometres, 125 to 175 kilometres or 115 kilometres. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

Mineralization

The New Prosperity project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit on the New Prosperity project. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

Up to 1991, exploration programs at the New Prosperity project included extensive IP and magnetic geophysical and soil geochemical surveys, and 176 percussion and diamond drill holes totalling approximately 27,100 metres. This work helped define the New Prosperity project mineralization to a depth of 200 metres, and outlined a gold-copper mineralized zone approximately 850 metres in diameter.

In 1991 Taseko drilled 10 holes totalling 7,506 metres in a “cross” pattern to test the core of the deposit on the New Prosperity project over a north-south distance of 550 metres. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810 metres below surface. A scoping-level metallurgical testwork program was completed which demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation followed by regrinding and conventional copper flotation. In the same year baseline environmental and monitoring studies were initiated by the Company.

Diamond drilling continued in 1992, and by the end of the year an additional 116 HQ and NQ diameter vertical drill holes totalling 60,558 metres had been drilled, expanding the deposit to 1400 metres east-west, 600 metres north-south and to 850 metres below surface.

Subsequent to 1993, the Company completed a 12-hole (4,605 metres) inclined core drilling program in 1994 to investigate the distribution of fracture controlled gold and copper mineralization in the deposit. In addition, 22 holes (3,171 metres) were drilled to investigate geotechnical conditions in the proposed New Prosperity project development areas.

In 1996 and 1997, an additional 107 holes (49,465 metres) were completed in order to upgrade the confidence limits of the deposit. Of this total, 20 holes (2,203 metres) were drilled vertically and 87 holes (47,262 metres) were inclined. These holes significantly increased the density of pierce points in the deposit and added to the geotechnical and geochemical characterization of the rock in the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 metres has been drilled in 452 holes on the New Prosperity project. Of this total, 273 holes (83,453 metres) were drilled vertically and 174 holes (71,178 metres) were inclined. Sizes of cored holes have included BQ, HQ, and NQ totalling 148,322 metres, with an average drill spacing of 70 metres. The balance of 6,309 metres is from percussion drilling. There has been no production from the New Prosperity project.

Work on the New Prosperity project was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar mine. In November 2005, work was reactivated on the New Prosperity gold-copper project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study was completed in September 2007. In late 2009 and 2010, additional metallurgical testing and geotechnical investigations were undertaken in support of detailed engineering.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the December 17, 2009 technical report, “Technical Report on the 344 Million Tonne Increase in Mineral Reserves at the New Prosperity Gold-Copper Project”. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Coarse rejects from analytical work are retained in Taseko’s secure warehouse in Surrey, BC.

Reserves and Resources

The Company and its consultants carried out progressive engineering, metallurgical and environmental studies over the period 1998 to 2010, including a feasibility level study of the project in 2000, and a mill redesign and project cost review in 2006.

In 2007, a feasibility study update incorporated the 2000 Feasibility Study, 2006 Mill Redesign, additional revisions to the processing plant and infrastructure, updates to the tailings facility design and pit geotechnical analysis, and revisions to the design and scheduling of the open pit.

In 2008, Taseko worked with various consultants to investigate value engineering opportunities, energy efficiency, and operating ease in various areas of the concentrator and support infrastructure.

In 2009, Taseko incorporated different long term prices for copper and gold from those assumed in 2007 and re-evaluated the reserves on the basis of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 6.

Table 6: New Prosperity Mineral Reserves at CDN$5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

The table below uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. The mineral resources shown in Table 7 include the mineral reserves shown in Table 6. Resource estimates were based on a copper cut-off of 0.14%.

Table 7: New Prosperity Mineral Resources at 0.14% Copper Cut-off – September 2009

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured Indicated	547.1 463.4	0.46 0.34	0.27 0.21
Total	1,010.5	0.41	0.24

In 2010 Taseko worked with various consultants to advance project engineering to the detailed phase and to advance various permit applications. Taseko temporarily suspended work on detailed engineering and permitting in November 2010 following the federal cabinet’s decision on the environmental assessment.

In early 2012 Taseko completed a geotechnical field investigation to support the design and environmental assessment of the relocated tailings facility at New Prosperity.

Planned Mining Operations

The proposed mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material mined from the open pit over years 1 - 31 averages 170,000 tonnes per day at a life-of-mine strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The stockpiled ore is processed in the final years of the mine plan.

The New Prosperity processing plant has been designed with a nominal capacity of 70,000 tonnes per day. The plant consists of a single 12 meter diameter SAG mill, two 7.9 -metre diameter ball mills, followed by processing steps that include bulk rougher flotation, regrinding, cleaner flotation, thickening and filtering to produce a copper-gold concentrate. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33-year mine life.

The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar Mines Ltd.’s existing facility near Macalister for rail transport to various points of sale, but primarily through the Port of Vancouver for shipment to smelters/refineries around the world.

Power would be supplied via a new 124 kilometre long, 230 kV transmission line from Dog Creek on the BC Hydro Grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities.

Based on this update, the project would employ up to 460 permanent hourly and staff personnel. In addition, approximately 60 contractor personnel would be employed in areas including catering, concentrate haulage, explosives delivery, and bussing.

Environmental Assessment

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and proceeded with an Environmental Assessment Office (“EAO”) led review of this Project in a coordinated manner with the CEAA on their respective Provincial and Federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the New Prosperity project from the Province.

The Federal process conducted by a three-person panel, included six weeks of public hearings in March and April of 2010 as part of the environmental review. The panel's findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment, but they were not mandated to assess economic and social value generated by the project. In July 2010, the panel submitted its final report to the Federal Government for their approval.

In November 2010, the Federal Minister of Environment announced that the New Prosperity mine project, as proposed, would not be granted federal authorizations to proceed. Taseko suspended work on detailed engineering and permitting after the federal announcement. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan responds to the concerns identified during the federal review process and on February 21, 2011 the Company submitted a project description for the New Prosperity project to the Federal Government.

On November 7, 2011 the CEAA announced that the New Prosperity Gold-Copper Mine project would undergo an environmental assessment by a federal review panel. In announcing the decision the Minister of the Environment indicated that the time for the Agency to complete these activities and for the panel to conduct its review, including holding public hearings and preparing its report, is to be no more than 12 months, in total.

On January 23, 2012 the Agency released draft environmental impact statement (EIS) guidelines and the draft terms of reference for the review panel for a 30 day public comment period. On March 16, 2012 the EIS guidelines were finalized by the Minister of the Environment and issued to Taseko.

The terms of reference for the review panel were finalized by the Minister of the Environment and issued on May 9, 2012.

On September 20, 2012, the Environmental Impact Statement (EIS) was submitted to the three-member Review Panel established for the federal environmental assessment of the project and, following a review period, the panel responded with a list of information requests that they consider necessary prior to proceeding to public hearings. The Company submitted responses to these requests on February 28, 2013. The next stage in the federal environmental assessment process will be public hearings. This will be followed by the panel’s preparation and submission of a report to the Federal Minister of the Environment.

Aley Project

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration of $1.5 million and 894,730 common shares then valued at $2.9 million. Taseko purchased the residual net smelter royalty for a total cash consideration of $0.3 million and the issuance of units having a value at the time of $0.8 million (consisting of 240,000 common shares and 120,000 warrants).

Niobium is a metal used in making high strength low alloy steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Ninety percent of niobium enters the market as ferro-niobium (FeNb); 15% of all steel produced worldwide contains FeNb, a number that may increase to 20% in the near future. The increase in demand for FeNb has resulted largely from the overall growth in the global steel market. Demand for ferro-niobium has grown at approximately 5-7% per annum in recent years and Taseko anticipates that growth to continue over the next 10 years. Ferro-niobium is currently selling for approximately $40/kg Nb and Taseko expects prices to increase to $50/kg by 2015 and $60/kg by 2020. Currently, 90% of the world’s niobium is supplied by three mines: CBMM (Companhia Brasileira de Metalurgia e Mineração), Anglo American of South America Ltda mines in Brazil and the Niobec mine operated by Iamgold in Quebec, Canada,

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56°27’N and longitude 123°13’W. Logging roads from Mackenzie, BC lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kilometres from the Ospika Camp and is currently accessed via helicopter.

Property Description

Three additional claims were acquired in October 2012 bringing the total tenure to 107 contiguous mineral claims that cover 435 square kilometres. The new claims are in good standing until October 2013 and the balance are in good standing until January 2021. The claims are 100% owned by us and are not subject to any royalties or carried interests.

Aley Project History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totalling 3,058 metres were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material was collected from three sites – two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to benchmark reagent use and operating conditions for unit processes. The results obtained compared favourably to the operating results at Niobec.

Geology

The Aley project hosts a carbonatite complex that intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics), and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 km surrounded for up to 500m by a fenite (quartz-albite syenite) aureole. The fenite comprises massive units and occasional breccias. The carbonatite is predominantly composed of dolomite carbonatite with minor calcite carbonatite. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best exploration results to date have been derived from the Central Zone.

Recent Exploration

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for subsequent exploration work. No work was done on the Aley project in 2008 or 2009.

Taseko completed a significant exploration program on the Aley project in the summer of 2010, comprising geological mapping and 4,460 metres of diamond drilling in 23 holes in the Central Zone. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south. Mineralized drill intercepts ranged up to over 200 metres in length. Niobium mineralization intersected was highly continuous and close to surface. The extensive body of niobium mineralization indicated by the 2010 drilling was open to expansion in at least three directions and to depth.

In 2011 a drill program completed 17,094 metres over 70 holes in the central zone. The objective of the drill program was the delineation of the continuity and extent of Nb mineralization in the Central Zone with infill drilling. The program also sought to establish a better understanding of the deposit geometry and the continuity and extent of Nb mineralization.

Condemnation and geotechnical drilling totaling 2,493 metres was completed in 2012. In addition 10 km of access road right of way was cleared and 5 km of road was established.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the March 29 2012 technical report, “Technical Report Aley Carbonatite Niobium Project”. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at the Company’s warehouse in Mackenzie, BC.

Estimates of Mineralization

The 2010 drilling program resulted in the establishment of an inferred resource of 158 million tonnes grading 0.43% Nb2O5 for the Central Zone at a 0.2% Nb2O5 cut-off grade as documented in the October 26, 2011 technical report, “Technical Report Aley Carbonatite Niobium Project”.

The inclusion of the data from the 2011 drill program resulted in an increased and upgraded in-pit mineral resource for the Central Zone. The resource as documented in the March 29, 2012 technical report, “Technical Report Aley Carbonatite Niobium Project” is summarized in Table 8 for a range of cut-off grades with the base case of 0.2% Nb2O5 in boldface. Table 8 uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.

Table 8: Aley Mineral Resources as at March 1, 2012

COG % Nb2O5	MEASURED		INDICATED		MEASURED+INDICATED
	Tonnes 000's	% Nb2O5	Tonnes 000's	% Nb2O5	Tonnes 000's	% Nb2O5
0.10	137,373	0.36	215,145	0.31	352,518	0.33
0.15	126,769	0.38	197,767	0.33	324,536	0.35
0.20	112,651	0.41	173,169	0.35	285,820	0.37
0.25	96,183	0.44	131,999	0.39	228,182	0.41
0.30	81,377	0.47	102,966	0.42	184,343	0.45

COG % Nb2O5	INFERRED
	Tonnes 000's	% Nb2O5
0.10	177,350	0.29
0.15	168,733	0.30
0.20	144,216	0.32
0.25	97,891	0.37
0.30	68,976	0.41

The resource is constrained by a 45°wall slope Lerchs-Grossman pit assuming a metal price of US$50/kg Nb with process recovery of 50%. General & administration, processing and ore mining costs were assumed to be $30/tonne. Base waste mining costs were assumed to be $1.50/tonne.

Exploration and Development

Condemnation and geotechnical drilling totaling 2,493 metres was completed in 2012. In addition 10 km of access road right of way was cleared and 5 km of road was established. Metallurgical, process, and construction engineering requirements are scheduled to be concluded in the first half of 2013. The current focus on the Aley niobium project is upgrading the resources announced in March 2012 to a NI 43-101 compliant reserve.

Baseline environmental studies are ongoing

Harmony Project

Gibraltar Mines Ltd., a subsidiary of Taseko Mines Limited, acquired the Harmony gold project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of tracking preferred shares in Gibraltar’s capital stock. The tracking preferred shares were exchanged for Taseko common shares in 2011.

As there had not been significant exploration or development conducted on the Harmony project for several years, due to historically low gold prices, the Harmony gold property was written down to a nominal value in 2004. The Company is considering further technical studies of Harmony.

Location, Access and Infrastructure

The Harmony project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the north-western coast of British Columbia, Canada.

Property Description

The Harmony project comprises of 40 mineral claims and 173 square kilometres. All claims are in good standing until July 2013. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 metres in 231 holes by 1984. In 1981, 465 metres of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 metres, and completed 117.6 metres of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into bankruptcy and City Resources was acquired in the early 1990’s by a new group of investors who renamed the company to Misty Mountain Gold Ltd. From 1989 – 1999, additional drilling, metallurgical and engineering studies were carried out at the Harmony project.

Geology and Mineralization

The Harmony project hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 metres, eastwards from the fault at least 200 metres and to a depth of at least 240 metres. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

In 2001, measured and indicated resources were estimated by the Company based on various reports to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There were also inferred resources estimated at 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony gold project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Exploration and Development

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designating the area in which the Harmony project is located as a mineral development zone, Taseko has initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Changes in the market price of copper, gold and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of copper, gold and other metals and minerals produced from our mineral properties. The market price of copper, gold and other metals is volatile and is affected by numerous factors beyond our control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;
  supply and demand for industrial products and jewellery containing metals; and
  sales by central banks and other holders, speculators and producers of copper, gold and other metals in response to any of the above factors.

A decrease in the market price of copper, gold and other metals could affect our ability to finance the development of the New Prosperity project and the exploration, development and operation of our other mineral properties, including the Gibraltar mine, which could have a material adverse effect on our financial condition and results of operations. Copper and gold prices are near historical highs and there can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. There is no assurance that if commercial quantities of copper, gold and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fire;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business if we incur losses related to any significant events that are not covered by its insurance policies.

Lack of infrastructure could delay or prevent us from developing advanced projects.

Completion of the development of our advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of our advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of our projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of our advanced projects will not be higher than anticipated.

We are subject to significant governmental regulation.

Our operations and exploration and development activities in Canada are subject to extensive federal, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by our operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation;
  regulations concerning business dealings with First Nations groups;
  labour standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

There are risks associated with the New Prosperity Project.

On January 14, 2010, Taseko received an environmental assessment certificate for the New Prosperity Project from the British Columbia Provincial Ministry of Environment. Applications for Provincial permits were submitted in June 2010 but were put in abeyance following the November 2010 Federal decision. In November 2010, the Federal Minister of Environment announced that the New Prosperity Project, as proposed, could not be granted Federal authorizations to proceed. The Company submitted a new project description to the Federal Government in February 2011. Failure to obtain certificates and permits in a timely manner or at all will delay or even lead to abandonment of the New Prosperity Project, which could negatively affect the Company.

Furthermore, the feasibility of the New Prosperity Project assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on these prices, which are determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The New Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement with Franco-Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US $350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the New Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so and is awaiting the outcome of our new proposal to the Canadian federal environmental authorities. If our revised mine proposal is ultimately accepted by the authorities, we intend to seek Franco-Nevada’s agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. Until then, Franco-Nevada could terminate the agreement. There is also a risk that Franco-Nevada will be unable to fund its obligations at the time we receive the necessary approvals. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

We are subject to risks associated with joint ventures.

Taseko participates in a joint venture with Cariboo with respect to the Gibraltar mine. Taseko may enter into more joint ventures in the future with other third parties. There are risks associated with joint ventures, including, for example:

  disagreement with a venture counterparty about how to develop, operate or finance a project;
  that a venture counterparty may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;
  that a venture counterparty may not comply with a joint venture agreement;
  the possibility that a venture counterparty in an investment might become bankrupt;
  that such venture counterparty may be in a position to take action contrary to Taseko’s instructions or requests or contrary to Taseko’s policies or objectives;
  possible litigation between joint venture counterparty about joint venture matters;
  the inability to exert control over decisions related to a joint venture that Taseko does not have a controlling interest in; or
  the possibility that Taseko may not be able to sell its interest in the joint venture if it desires to exit the joint venture.

These risks could result in legal liability, affect our ability to develop or operate a project under a joint venture, or have a material and adverse effect on our earnings, cash flows, financial condition or results of operations.

We are currently dependent on the Gibraltar mine and suspension of production at that mine may materially adversely affect our business.

We are in the process of developing the New Prosperity project, the Harmony project and the Aley project. Therefore, until these other projects are developed and operational and are beginning to produce revenue, we are dependent upon the Gibraltar mine for revenues. If the Gibraltar mine were to cease production for any reason, it would have a material adverse effect on our results of operations, business and financial position.

Our future success depends upon our ability to develop our existing reserves.

We have not yet received the permits necessary to mine all of our proven and probable reserves that are economically recoverable. In order to develop our proven and probable reserves, we must receive various governmental permits. We make no assurances that we will be able to obtain the governmental permits that we would need to continue developing our proven and probable reserves. Furthermore, we may not be able to mine all of our proven and probable reserves as profitably as we do at our current operations.

Our mining operations are conducted on properties owned or leased by us. We may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven and probable reserves. Additionally, we may not be able to maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease.

Our projects, which are still under development, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

Our projects are still under development. The development of a project is a complex and challenging process that may take longer and cost more than predicted, or may not be completed at all. In addition, anticipated production capacity may not be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Construction delays cause reduced production and cash flow while certain fixed costs, such as minimum royalties, must still be paid on a predetermined schedule.

As our existing copper and molybdenum supply agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns or other variables.

As our copper and molybdenum supply agreements at the Gibraltar mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. To the extent our other mines in operation do not have contracts for copper and molybdenum or if we cannot renew these copper and molybdenum supply agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits could suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could adversely affect the profitability of our operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Our business requires substantial capital expenditures.

Our business is capital intensive due to construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While a significant amount of the capital expenditures required to build-out our Gibraltar Mine has been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

We operate our mines with a limited and efficient work force. Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

Any change in consumption patterns of copper could affect our ability to sell the copper we produce.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production and conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

Capital costs may increase/delays in commissioning or start-up - GDP3 expansion project.

Capital costs with respect to GDP3 expansion are inherently uncertain, particularly beyond one year, and could change materially over time. Capital costs may increase significantly beyond what we or others in the mining industry anticipate. Capital costs may vary from estimates for a variety of reasons, including, among others:

  failure to obtain and maintain the necessary regulatory and partner approvals;

  natural phenomena, such as inclement weather conditions or floods;
  labour shortages or strikes;
  delay or lack of success completing construction activities; or
  delays, interruption or reduction in production or construction activities due to fires, failure of critical equipment, shortage of supplies, underground floods, earthquakes, tailings dam failures, lack of tailings capacity, ground movements and cave-ins, or other difficulties.

There may be unexpected delays in commissioning or start-up of the GDP3 facility due to technical or other difficulties. Any such delays would have a negative effect on the ability to increase production at the Gibraltar mine.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in copper, gold and molybdenum prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

DIVIDENDS

The Company has not paid dividends in the two years ended December 31, 2012. The Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko’s share capital consists of an unlimited number of no par value common shares. As of March 26, 2013, there were 191,104,955 common shares issued and outstanding as fully paid and non-assessable.

The holders of Taseko’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the foreign ownership of securities of Taseko however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws.

Senior Notes

The Company has US$200 million aggregate principal amount of publicly-traded senior notes (“Notes”) due in 2019, bearing interest at an annual rate of 7.75%. The Company may redeem some or all of the Notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to April 15, 2015, all or part of the Notes may be redeemed at 100% plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of Notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued and unpaid interest to the date of redemption. The Notes are guaranteed on a senior unsecured basis by the Company’s two existing subsidiaries, and future subsidiaries of the Company other than immaterial subsidiaries. The subsidiary guarantees are, in turn, guaranteed by the Company.

Ratings

The following table sets out the ratings of Taseko’s senior notes by the rating agencies indicated as at March 26, 2013:

Rating Agency
	Standard & Poor’s Rating Services	Moody’s Investor Services
Senior Notes	B	B3
Trend/Outlook	Stable	Stable

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P has assigned Taseko a corporate credit rating of B and a credit rating of B on the senior notes. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its finance commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B’ should be able to withstand a mild level of stress and still meet its financial obligations. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s Investor Services’ (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from AAA to Caa, which represents the range from highest to lowest quality of such securities rated. Moody’s has assigned Taseko a corporate family credit rating of B3 and a credit rating of B3 on the senior notes. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

We understand that the credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko’s common shares are listed on the Toronto Stock Exchange (TSX) and the NYSE MKT under the symbols TKO and TGB, respectively. The following table shows the price ranges and volume traded by month in 2012, based on trading information published by each Exchange.

	Toronto Stock Exchange			NYSE MKT Exchange
2012	High (C$)	Low (C$)	Average Daily Share Volume	High (US$)	Low (US$)	Average Daily Share Volume
December	3.03	2.78	173,500	3.05	2.80	354,700
November	3.19	2.65	209,100	3.20	2.61	427,800
October	3.37	2.70	153,400	3.43	2.71	306,300
September	3.46	2.93	224,200	3.53	2.97	558,100
August	2.96	2.47	238,500	3.00	2.46	374,900
July	2.87	2.50	224,000	2.80	2.49	312,500
June	2.91	2.55	155,300	2.87	2.45	485,900
May	3.54	2.62	225,100	3.60	2.57	585,700
April	3.55	2.99	321,300	3.58	3.02	647,600
March	4.10	3.37	345,100	4.15	3.37	807,800
February	4.29	3.52	678,900	4.30	3.53	984,200
January	3.66	2.79	403,300	3.65	2.75	828,400

DIRECTORS AND OFFICERS

As at March 26, 2013, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,677,360 common shares, representing less than two percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers.

Name, Position and Office, and	Period a Director and/or
Province or State and Country of Residence	Officer of Taseko
Directors
William Armstrong, Director Surrey, British Columbia, Canada	Since May 2006
T. Barry Coughlan, Director Vancouver, British Columbia, Canada	Since February 2001
Scott D. Cousens, Director Vancouver, British Columbia, Canada	Since October 1992
Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991
Russell E. Hallbauer, President, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since July 2005
Wayne Kirk, Director Orcas, Washington, USA	Since July 2004
Alex Morrison, Director Greenwood Village, Colorado, USA	Since April 2011
Richard Mundie, Director Vancouver, British Columbia, Canada	Since January 2010
Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993
Executive Officers
Brian Battison, Vice President Corporate Affairs Tsawwassen, British Columbia, Canada	Since September 2007
Scott Jones, Vice President, Engineering North Vancouver, British Columbia, Canada	Since December 2007
John W. McManus, Senior Vice President, Operations West Vancouver, British Columbia, Canada	Since October 2005
Peter Mitchell, Chief Financial Officer West Vancouver, British Columbia, Canada	Since September 2008
David Rouleau, Vice President, Operations Vancouver, British Columbia, Canada	Since June 2010
Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since January 2013
Trevor Thomas, Secretary Vancouver, British Columbia, Canada	Since August 2008

Except where indicated, each director and senior officer of Taseko has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

At the annual general meeting held in June 2012 all the directors listed above were re-elected to a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for June 2013. Some of the directors serve together on a number of boards of other publicly listed companies.

Although the directors oversee the management of Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a corporate services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated July 2, 2010. HDSI is a private company which until early 2010 was owned equally by eight public companies, one of which was Taseko. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain services agreements in place with respect to these persons which will affect any termination of services. The President and CEO is currently employed by HDSI and provides services to the Company under the terms of the corporate services agreement.

Committees of the Board of Directors

Audit Committee
The Audit Committee is comprised of Richard Mundie (Chairman), Wayne Kirk, and Alex Morrison.

Compensation Committee
The Compensation Committee is comprised of T. Barry Coughlan (Chairman), William P. Armstrong, and Richard A. Mundie.

Nominating and Governance Committee
The Nominating and Governance Committee is comprised of Wayne Kirk (Chairman), T. Barry Coughlan and Alex Morrison.

Investment Committee
The Investment Committee consisting is comprised of Russell Hallbauer (Chairman), William P. Armstrong, Ronald W. Thiessen and Wayne Kirk.

Executive Committee
The Executive Committee is comprised of Russell Hallbauer (Chairman), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen.

Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee is comprised of William P. Armstrong (Chairman), Alex Morrison and Richard A. Mundie.

Principal Occupations and Other Information

William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters Degrees in Geological Engineering from the University of British Columbia and has more than 45 years of experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Hansa Resources Ltd.	Director	August 2008	April 2010
Taseko Mines Limited	Director	May 2006	Present

T. Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and senior executive with international experience who has been involved in the financing and management of publicly traded companies for over 25 years. During this period, Mr. Coughlan has been involved in the financing of over thirty private companies and their subsequent listing on both International and North American markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	July 2010	October 2010
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President and CEO	September 1991	November 2009
	Director	September 1991	January 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	President, CEO and Director	June 1986	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Vatic Ventures Corporation	Director	January 2011	Present

Scott D. Cousens – Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies, as indicated below. Since 1991, Mr. Cousens’ principal occupation has been his role as a director of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies. Mr. Cousens’ focus has been on the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Director	November 2009	Present
	Chairman	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Quartz Mountain Resources Ltd.	Director	November 2012	Present
	Chairman	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with HDI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President & CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	Present
	Director	November 2010	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Wayne Kirk, LLB – Director

Wayne Kirk is a retired attorney and professional consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	July 2005	September 2011
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	January 2012
Luna Gold Corporation	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present

Alexander Morrison, CA - Director

Alex Morrison is a mining executive and chartered accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	April 2010
Taseko Mines Limited	Director	April 2011	Present
Pershing Gold Corporation	Director	November 2012	Present

Richard Mundie, CA – Director

Richard Mundie is a Chartered Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, FCA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen’s principal occupation is his role as a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	June 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Brian Battison – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations, sustainability and economic and social responsibility. Mr. Battison has over 25 years of experience in policy development, issue management and communication in both the private and public sectors. He has been a senior political and policy advisor for the government of British Columbia, served as Interim President & CEO of the Mining Association of BC and spent more than a decade operating a private full service communications consulting firm specializing in strategic planning, program development, implementation and evaluation in the areas of mining and resource development, electrical energy, and health care.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Scott Jones, P.Eng. – Vice President, Engineering

Scott Jones has 30 years of experience in the mining industry. Prior to joining Taseko in 2006, he was a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	December 2007	Present

John McManus, P. Eng. – Senior Vice-President, Operations

John McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
European Nickel PLC	Director	August 2010	December 2011
Taseko Mines Limited	Vice President, Operations	October 2005	December 2007
	Senior Vice President, Operations	December 2007	Present

Peter Mitchell, CPA, CA – Chief Financial Officer

Peter Mitchell is a Chartered Accountant with degrees in Economics (BA) from the University of Western Ontario and Business Administration (MBA) from the University of British Columbia. Prior to his role with Taseko, Mr. Mitchell held executive positions with several private equity portfolio companies. He was most recently President of Florida Career College, a portfolio investment of Greenhill Capital and Abrams Capital. Prior to this position he was President and CEO of Vatterott Education Holdings which was owned by Wellspring Capital.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	May 2011	Present

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2008	Present

David Rouleau, P. Eng. – Vice-President, Operations

Dave Rouleau holds a Bachelor of Science Mine Engineering Degree from the South Dakota School of Mines and a Mining Technology Diploma from Haileybury School of Mines. Prior to joining Taseko, Mr. Rouleau was a key member of Canadian Natural Resources senior management team developing the $10 billion Horizon Oil Sands Project in Fort McMurray, Alberta. Mr. Rouleau was responsible for all aspects of the 200 million tonne per year mining operation supporting 110,000 barrels per day of synthetic crude oil production. Mr. Rouleau's background also includes 17 years with Teck Cominco in various mine operations and engineering roles.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	June 2010	Present

Robert Rotzinger, P. Eng. – Vice-President, Capital Projects

Robert Rotzinger has over 18+ years’ experience in the mining industry with Taseko and predecessor companies. Mr. Rotzinger has been a key participant in the $700 million capital investment program at the Gibraltar mine over the last five years, with his most recent role overseeing the 3rd phase of this mine expansion plan. In 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia (AMEBC) E.A.Scholz Award for Excellence in Mine Development for the expansion and modernization of the Gibraltar mine. He also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Company	Positions Held	From	To
Taseko Mines Limited	Vice President,	January 2013	Present
Capital Projects

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Asst Secretary	November 2007	July 2011
Continental Minerals Corporation	Secretary	February 2008	April 2011
Farallon Mining Ltd.	Secretary	December 2007	January 2011
Heatherdale Resources Ltd.	Secretary	November 2009	September 2010
Northcliff Resources Ltd.	Secretary	June 2011	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Rathdowney Resources Ltd.	Secretary	March 2011	Present
Rockwell Diamonds Inc.	Secretary	February 2008	September 2012
Taseko Mines Limited	Secretary	August 1, 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

In September, 2012, Great Basin Gold Ltd. (“GBG”), a company for which Messrs. T. Barry Coughlan and Ronald W. Thiessen were at the time, and currently remain directors and for which Mr. Wayne Kirk was at that time a former director having resigned as a director in January 2012, filed for creditor protection under the Companies Creditors Arrangement Act (“CCAA”) in Canada, as well, GBG’s principal South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”), filed for protection under the South African Companies Act business rescue procedures. The two insolvency proceedings were primarily caused by production ramp-up shortfalls at GBG’s newly opened Burnstone Mine due to unforeseen ground faulting and water control problems, combined with gold productions shortfalls at GBG’s Nevada Hollister trial mine. These production shortfalls cause a cash-flow deficiency which caused GBG and Southgold to default under certain term loan agreements with an aggregate value of approximately $200 million. The default of these term loan agreements in turn cause GBG to default under the terms of a class of listed debentures with an aggregate value of approximately $126 million in principal. The outcome of the insolvency proceedings insofar as the potential for financial recovery by creditors and shareholders of GBG is not yet ascertainable.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been subject to any potentially material legal proceedings during this fiscal year.

The Company has not been subject to any regulatory actions during this fiscal year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

HDSI is a private company with certain directors in common with the Company and which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates. Transactions with HDSI are reflected in the Company's statement of operations and comprehensive income (loss) and are measured at the exchange amount based on the agreement. The services are rendered at no more than fair market value.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Trust Company of Canada, located in Vancouver, BC.

MATERIAL CONTRACTS

(a)	Red Mile Royalty Sale Agreements dated September 29, 2004:

i)

Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), pursuant to which Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67,357,000 (the “Purchase Price”);

ii)

Call Option Agreement among, inter alia, 688888 B.C. Ltd. (“688888”), a wholly- owned subsidiary of Taseko, and Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), pursuant to which 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring from Red Mile the Royalty Interest or from RMRF all of the limited partnership units of Red Mile held by RMRF;

iii)

Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, pursuant to which the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement; and

iv)

Pledge, Priorities and Direction Agreement, pursuant to which Gibraltar is entitled to have released to it funds held under a promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations;

(b)

Corporate Services Agreement dated July 2, 2010 between HDSI and the Company, pursuant to which HDSI agreed to provide technical, geological, corporate communications, administrative and management services to the Company;

(c)	Copper Concentrate Agreement dated April 17, 2008 between Gibraltar and MRI, pursuant to which Gibraltar sells copper concentrate to MRI;

(d)	Joint Venture Formation Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to the formation of the Gibraltar Joint Venture;

(e)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010 whereby the Gibraltar mine is operated in a 75:25 joint venture with Cariboo;

(f)	Off-Take Agreement dated March 18, 2010 between the Company, Gibraltar and Cariboo, pursuant to which the Gibraltar Joint venture sells copper concentrate to Cariboo;

(g)

At the Market Issuance Agreement, dated October 18, 2010, with McNicoll, Lewis & Vlak LLC, pursuant to which the Company may, at its discretion, from time to time sell up to a maximum of 18,600,000, of its common shares through "at-the-market" issuance;

(h)

Purchase and Sale Agreement dated May 12, 2010 between Franco-Nevada Corporation and the Company, pursuant to which Franco-Nevada will purchase gold equal to 22% of the life-of-mine gold to be produced by Taseko from its proposed New Prosperity gold-copper mine; and

(i)

Indenture, dated as of April 15, 2011, between the Company, as issuer and Parent Guarantor, Gibraltar Mines Ltd., as Subsidiary Guarantor, and Aley Corporation, as Subsidiary Guarantor, and The Bank of New York Mellon, as U.S. trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Accountants, who have issued an independent auditors’ report dated February 21, 2013 in respect of the Company’s consolidated financial statements as at December 31, 2012 and for the fiscal year ended December 31, 2012 and the Company’s internal control over financial reporting as at December 31, 2012;

(b)	Scott Jones, P. Eng. authored the “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011; and

(c)	Scott Jones, P. Eng. authored the “Technical Report on the 344 million tonne increase in mineral reserves at the New Prosperity Gold – Copper Project” dated December 17, 2009.

(d)	Ronald G. Simpson, authored the “Technical Report Aley Carbonatite Niobium Project” dated October 26, 2011 and the “Technical Report Aley Carbonatite Niobium Project” dated March 29, 2012.

To our knowledge, Scott Jones and Ronald Simpson do not hold, directly or indirectly, more than 1% of our issued and outstanding common shares. KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the ‘Rules of Professional Conduct’ of the Institute of Chartered Accountants of B.C.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, MD&A, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the 2012 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Richard Mundie, Wayne Kirk and Alex Morrison, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mundie is the Audit and Risk Committee’s chairman.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Financial Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com and at the SEDAR internet web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company’s audit firm for various services.

Services:	Year ended	Year ended
	December 31, 2012	December 31, 2011
Audit Fees	$462,500	$727,100
Audit Related Fees[1]	–	–
Tax Fees	–	–
All Other Fees	–	–

Total	$462,500	$727,100

(1) “Audit-Related Fees” include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such “prohibited services” were approved by the Audit and Risk Committee.

APPENDIX A
Audit and Risk Committee Charter

1.	PURPOSE: RESPONSIBILITIES AND AUTHORITY

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A) the independent auditor’s internal quality-control procedures;

(B) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C) any steps taken to deal with any such issues; and

(D) all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi) The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A) all critical accounting policies and practices used by the Company;

(B) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c) Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A) the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B) the management letter provided by the independent auditor and the Company’s response to that letter; and

(C) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv) The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii) The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix) The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall exercise oversight with respect to anti-fraud programs and controls

(e)	Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii) As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Services Inc.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i) The Committee shall review and recommend hedging and dividend policies.

(ii) The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii) The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv) The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

2.	STRUCTURE AND MEMBERSHIP

(a) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE MKT. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c) Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE MKT, and SEC Rule 10A-3.

(d) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e) Compensation. The compensation of the Committee shall be as determined by the Board.

(f) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	PROCEDURES AND ADMINISTRATION

(a) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c) Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	ADDITIONAL POWERS

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	LIMITATION OF COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	COMMITTEE MEMBER INDEPENDENCE, FINANCIAL LITERACY AND FINANCIAL EXPERT REQUIREMENTS

A.	Independence

(a)	See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE MKT Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.